EXHIBIT 99.1

CENTRAL FUND OF CANADA LIMITED CLOSES U.S.$360,145,000 CLASS A SHARE ISSUE

For Immediate Release to
Marketwire and
U.S. Disclosure Circuit

TSX SYMBOLS: CEF.A (Cdn.$) and CEF.U (U.S.$)
NYSE AMEX LLC SYMBOL: CEF

TORONTO, Ontario (April 6, 2011) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has completed the sale of 16,150,000 Class A Shares of Central Fund at a price of U.S.$22.30 per Class A Share to a syndicate of underwriters (the “Underwriters”) led by CIBC, raising total gross proceeds of U.S.$360,145,000.  The Class A Shares offered were primarily sold to investors in Canada and in the United States under the Multijurisdictional Disclosure System.

The underwritten price of U.S.$22.30 per Class A Share was non-dilutive and accretive for the existing Shareholders of Central Fund.  Substantially all of the net proceeds of the offering have been invested in gold and silver bullion in accordance with Central Fund's investment policies.  The additional capital raised by this underwriting is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

The new total of issued and outstanding Class A Shares of Central Fund is 254,432,713.  The refined bullion and small bullion certificate holdings of Central Fund are now represented by approximately 1,694,644 fine ounces of gold and 76,964,105 ounces of silver.  Cash and short-term interest bearing certificates, less accrued liabilities, now total a net amount of approximately U.S.$ 80 million.

Central Fund has filed a third prospectus supplement to the base shelf prospectus and registration statement dated September 8, 2009 with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the base shelf prospectus and prospectus supplement and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC, for more complete information about Central Fund and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com.  You may obtain a copy of the base shelf prospectus and prospectus supplement filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties.  Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (Est. 1961) is an exchange-tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of a major Canadian Bank.  The gold and silver bullion are physically inspected by Ernst & Young LLP in the presence of Central Fund’s Officers and Directors as well as bank officials.  Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878.
Website:  www.centralfund.com Email: info@centralfund.com